UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                            ESPRIT TELECOM GROUP PLC
                                (Name of Issuer)

 American Depositary Shares representing Ordinary Shares, nominal value 1p each
                         (Title of Class of Securities)

                                    29665W104
                                 (CUSIP Number)

                                  Walt Anderson
                          2000 L Street, N.W. Suite 200
                             Washington, D.C. 20036
                                 (202) 467-1189
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 with a copy to:
                              Richard Hoffman, Esq.
                               Williams & Connolly
                            725 Twelfth Street, N.W.
                             Washington, D.C. 20005
                                  202-434-5000


                                November 13, 1998
            (Dates of Events Which Require Filing of This Statement)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP No.     29665W104                                              Page 1 of 6

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Gold & Appel Transfer, S.A.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [   ]
                                                              (b)  [   ]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS*                             WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [   ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION         British Virgin Islands

                                7. SOLE VOTING POWER             32,128,898.02
         NUMBER OF                                               Ordinary Shares
         SHARES
         BENEFICIALLY           8. SHARED VOTING POWER                    0
         OWNED BY
         EACH                   9. SOLE DISPOSITIVE POWER                 0
         REPORTING
         PERSON WITH:          10. SHARED DISPOSITIVE POWER               0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                   32,128,898.02


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               26.20%

14.      TYPE OF REPORTING PERSON*                                        CO

                                 SCHEDULE 13D/A

CUSIP No.     29665W104                                             Page 2  of 6

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Walt Anderson


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [   ]
                                                              (b)  [   ]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS*                             WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [   ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION         United States of America

                                7. SOLE VOTING POWER                  162,615
         NUMBER OF                                               Ordinary Shares
         SHARES
         BENEFICIALLY           8. SHARED VOTING POWER                      0
         OWNED BY
         EACH                   9. SOLE DISPOSITIVE POWER          32,291,513.02
         REPORTING
         PERSON WITH:          10. SHARED DISPOSITIVE POWER                 0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                   32,291,513.02


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               26.33%

14.      TYPE OF REPORTING PERSON*                                        IN

                  This Amendment No. 4 ("Amendment No. 4") to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the American Depository Shares representing Ordinary Shares, nominal value 1p per share (the "Ordinary Shares"), of Esprit Telecom Group plc, a public limited company incorporated under the laws of England and Wales (the "Issuer").

                  This Amendment No. 4 amends and/or supplements, as indicated, Items 4, 6 and 7 of the Schedule 13D filed by Gold & Appel and Mr. Anderson as joint filers on January 27, 1998 (the "Statement"), the Amendment No. 1 filed as of March 30, 1998, Amendment No. 2 filed on July 10, 1998 and Amendment No. 3 filed on October 12, 1998. All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement.

Item 4.  Purpose of Transaction.

       Item 4 of the Schedule 13D is hereby amended to add the following:

Extraordinary General Meeting

         In connection with the extraordinary general meeting of the Company's shareholders to be held on November 23, 1998, Walt Anderson and Gold & Appel Transfer, S.A. have retained D.F. King and Co., Inc., a proxy solicitation firm.

         On November 13, 1998, Walt Anderson and Gold & Appel Transfer, S.A sent shareholders of the Company a letter asking them to vote in favor of the resolution proposed by Walt Anderson and Gold & Appel Transfer, S.A to remove Messrs. Oertle, McMonigall and Shorthouse as Directors, and Sir Robin Biggam as Director and Chairman of the Company and against the resolutions proposed by Ventures, Apax Funds Nominees Limited and Apax for the removal of Walt Anderson. The text of this letter is set forth as Exhibit 99.9 and is incorporated herein by reference.

         Gold & Appel, a British Virgin Islands corporation, and Walt Anderson, a natural person and U.S. citizen, acquired the Gold & Appel Shares (as defined in Item 5 of Amendment No. 3 to Schedule 13D filed by Gold & Appel and Anderson as joint filers) for investment purposes. Mr. Anderson, on behalf of Gold & Appel and himself, may determine to purchase additional securities of the Issuer in market transactions or otherwise, or to sell some or all of the Gold & Appel Shares at any at any time in private or market transactions, depending among other things on the outcome of the Extraordinary General Meeting of Esprit Telecom, an evaluation of the Issuer's business, prospectus and financial conditions, the market for the Ordinary Shares, other opportunities available to Gold & Appel and Mr. Anderson, general economic conditions, money and stock market conditions, and other further developments.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Item 6 of the Schedule 13D is hereby amended to add the following:

           The information set forth in Item 4 above is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Statement

Exhibit 99.9 Letter to Shareholders, dated November 13, 1998, from Walt Anderson and Gold & Appel Transfer, S.A.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 13, 1998

                                          Gold & Appel Transfer, S.A.,
                                          a British Virgin Islands corporation


                                          By: /s/ Walt Anderson
                                              -------------------------------
                                          Walt Anderson, Attorney-in-Fact for
                                          Gold & Appel Transfer, S.A.




                                          By: /s/ Walt Anderson
                                              -------------------------------
                                          Walt Anderson